[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Freeport-McMoRan Copper & Gold Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 8, 2013
File No. 333-185747

Dear Mr. Reynolds:

On behalf of Freeport-McMoRan Copper & Gold Inc. (“FCX”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated February 21, 2013, with respect to the above-referenced filing. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, Plains Exploration & Production Company (“PXP”) and Barclays Capital Inc.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-185747) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 2 marked to indicate changes from the version filed on February 8, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 2.

Background of the Merger, page 40

1.	We note your response to comment 6 in our letter dated January 24, 2013. Please expand your disclosure to describe “the potential transaction between PXP and FCX” that PXP representatives contacted representatives of Barclays about on April 3, 2012.

Response: In response to the Staff’s comment, the disclosure on page 38 of Amendment No. 2 has been revised.

2.

We note your response to comment 10 in our letter dated January 24, 2013. Please provide the basis for describing Mr. Flores’ conflict of interest as a “potential” conflict. Please also revise to discuss whether the contemplated role of senior management, including Mr. Flores, in the combined company created a conflict of interest for Mr. Flores.

    John Reynolds

    United States Securities and Exchange Commission

    March 12, 2013

Response: In response to the Staff’s comment, the disclosure on page 42 of Amendment No. 2 has been revised.

3.	Please disclose when the PXP Board first discussed the proposed role of members of the PXP Board on the FCX Board. In addition, please discuss the conflicts of interest of the members of the PXP Board since it was contemplated that two members of the PXP Board would become members of the FCX Board.

Response: In response to the Staff’s comment, the disclosure on page 43 of Amendment No. 2 has been revised.

PXP’s Reasons for the Merger; Recommendation of the PXP Board of Directors, page 51

4.	We note your response to comment 15 in our letter dated January 24, 2013, and we reissue the comment. We also note your disclosure that the PXP Board considered “the potential stockholder value that might result from other alternatives available to PXP, including the alternative of remaining as an independent public company.” Please revise your disclosure to clarify the alternatives that were considered, or in light of your supplemental response, the lack of consideration of alternatives. Clarify why such alternatives were either rejected or not considered.

Response: In response to the Staff’s comment, the disclosure on page 48 of Amendment No. 2 has been revised.

Opinion of PXP’s Financial Advisor, page 54

5.	We reissue comment 16 in our letter dated January 24, 2013. Please clarify whether any specific methodology or criteria were used in selecting the additional companies. In addition, please revise to indicate whether any additional companies or transactions fit within the selection criteria but were not analyzed and, if so, why not.

Response: In response to the Staff’s comment, the disclosure on pages 58, 59 and 61 of Amendment No. 2 has been revised.

******

    John Reynolds

    United States Securities and Exchange Commission

    March 12, 2013

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 (telephone) or deshapiro@wlrk.com (e-mail).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc.
John F. Wombwell, Plains Exploration & Production Company
Michael E. Dillard and Sean T. Wheeler, Latham & Watkins LLP